Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

6.375% FIXED-RATE RESET PERPETUAL NON-CUMULATIVE PREFERRED STOCK, SERIES C

OF

ATHENE HOLDING LTD.

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

Athene Holding Ltd., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: Pursuant to applicable Bermuda law, the Board of Directors of the Company (the “Board”), by resolution duly adopted, authorized the issuance of a series of twenty-four thousand (24,000) 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Shares, Series C, par value $1.00 per share, with a liquidation preference of $25,000 per share (the “Series C Preferred Stock”), and established the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof in a Certificate of Designations executed on June 11, 2020.

SECOND: In connection with the Company’s redomestication of its jurisdiction of organization from Bermuda to the State of Delaware, effective December 31, 2023, the Company duly adopted a Certificate of Designations of 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series C (the “Series C Certificate of Designations”), relating to the powers, designations, preferences and rights of the Series C Preferred Stock.

THIRD: Pursuant to the provisions of Section 151(g) of the DGCL, the Board adopted the following resolutions:

FURTHER RESOLVED, that, upon redemption of the Series C Preferred Stock and corresponding Series C Depositary Shares, all of the shares of Series C Preferred Stock so redeemed shall be retired.

FURTHER RESOLVED, that, upon redemption and retirement of the Series C Preferred Stock in accordance with the foregoing resolutions, none of the authorized shares of such Series C Preferred Stock will be outstanding and no shares of such series thereafter will be issued.

FURTHER RESOLVED, that any officer of the Company is authorized and directed to execute a certificate of elimination as provided by Section 151(g) of the DGCL in accordance with Section 103 of the DGCL, with such changes therein as the officer executing the same may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by such officer’s execution of such certificate of elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and, when such certificate of elimination becomes effective, the Series C Certificate of Designations shall be eliminated, and the shares of Series C Preferred Stock so redeemed and retired shall resume the status of authorized and unissued shares of preferred stock of the Company, without designation as to series.

FOURTH: Pursuant to the provisions of Section 151(g) of the DGCL, all matters set forth in the Series C Certificate of Designations shall be eliminated from the Company’s Certificate of Incorporation, and the shares of Series C Preferred Stock hereby are returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Ira Rosenblatt, its Secretary, this 30th day of June, 2025.

ATHENE HOLDING LTD.

By:	/s/ Ira Rosenblatt
Name: Ira Rosenblatt
Title: Secretary